Ranger Energy Services, Inc.
10350 Richmond, Suite 550
Houston, Texas 77042

Via EDGAR

April 13, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-264037), of Ranger Energy Services, Inc.

Ladies and Gentleman:

On behalf of Ranger Energy Services, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:30 p.m. eastern time on April 13, 2022, or as soon thereafter as practicable.

Please call Crosby Scofield of Vinson & Elkins L.L.P. at (713) 758-3276 with any questions regarding this matter.

Very truly yours,

Ranger Energy Services, Inc.

By:/s/ Stuart N. Bodden
Stuart N. Bodden
President, Chief Executive Officer and
Director